SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Fifth Street Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A 10 3

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,287,337.404

	8.	Shared Voting Power 8,400,570

	9.	Sole Dispositive Power 13,287,337.404

	10.	Shared Dispositive Power 8,400,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,687,907.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,399,520

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,399,520

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,399,520

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 31678A 10 3

1.	Names of Reporting Persons. Bernard D. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,968

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 25,968

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,968

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) <0.1%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A constitutes Amendment No. 3 to the Schedule 13D by each of Fifth Street Holdings L.P. and Bernard D. Berman on February 24, 2016 (the “FSH/Berman Original Schedule 13D”), as amended on March 29, 2016 and September 12, 2016. This Schedule 13D/A also constitutes Amendment No. 5 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016 and September 12, 2016.

Item 2.	Identity and Background

Item 2 is amended and restated as follows:

This Schedule 13D is being filed by (i) Leonard M. Tannenbaum, a citizen of the United States of America and the Chairman and Chief Executive Officer of Fifth Street Asset Management Inc., a Delaware corporation (“FSAM”), (ii) FSAM, (iii) Fifth Street Holdings L.P., a Delaware limited partnership (“FSH”) and (iv) Bernard D. Berman, a citizen of the United States and Co-President and Chief Compliance Officer of FSAM. Due to the dissolution of the possible group that existed between Mr. Berman, on the one hand, and (i) Mr. Tannenbaum and (ii) FSAM and FSH, on the other hand, Mr. Berman will no longer be a person subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Shares following the filing of this amendment.

FSAM and FSH are asset management firms with their principal business address at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. FSAM is the general partner of FSH. Mr. Tannenbaum’s and Mr. Berman’s business address is 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A.

During the last five years, none of Mr. Tannenbaum, FSAM, FSH, Mr. Berman or any person set forth in Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Tannenbaum, FSAM, FSH, Mr. Berman or any person set forth in Schedule A, as the case may be, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 143,258,785 outstanding Shares as of November 28, 2016, as reported in the Issuer’s Form 10-K filed on November 29, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power (i) 12,085,056.404 Shares are held by him directly; (ii) 80,000 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President and (iii) 1,122,281 shares are held by 777 West Putnam Avenue LLC (“Building LLC”), for which Mr. Tannenbaum holds a majority of the equity interest of the sole member. Of the Shares over which Mr. Tannenbaum has shared voting and dispositive power, (i) 1,050 Shares are directly held by his spouse and (ii) 8,399,520 are directly held by FSH. Of the Shares over which FSAM and FSH have shared voting and dispositive power, all are directly held by FSH.

(c) Schedule B sets forth all transactions by the Reporting Persons with respect to Shares during the past 60 days.

(d) Mr. Tannenbaum’s spouse has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,050 Shares beneficially owned by Mr. Tannenbaum. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 Shares beneficially owned by Mr. Tannenbaum. Building LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,122,281 Shares beneficially owned by Mr. Tannenbaum. FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 8,399,520 Shares beneficially owned by Mr. Tannenbaum and FSAM.

(e) Due to the dissolution of the possible group that existed between Mr. Berman, on the one hand, and (i) Mr. Tannenbaum and (ii) FSAM and FSH, on the other hand, Mr. Berman will no longer be a person subject to the reporting requirements of Section 13(d) of the Exchange Act with respect to the Shares following the filing of this amendment. Mr. Berman did not and does not beneficially own more than five percent of the Shares.

Item 6.	Interest in Securities of the Issuer

Item 6 is amended and supplemented as follows:

10b5-1 Sales Plan

On December 15, 2016, each of Mr. Tannenbaum and FSAM entered into a Sales Plan with Morgan Stanley Smith Barney LLC (“MSSB”). Each Sales Plan is intended to comply with Rule 10b5-1(c)(1) under the Exchange Act. MSSB is authorized to sell up to 7,000,000 Shares under Mr. Tannenbaum’s Sales Plan and is authorized to sell up to 2,000,000 Shares under FSAM’s Sales Plan. Transactions under each Sales Plan will be subject to price, volume and other conditions. Each Sales Plan will terminate on July 14, 2017. The foregoing description of each Sales Plan is qualified by the form of Sales Plan filed as Exhibit 9 to this Schedule 13D and incorporated in this Item 6 by reference.

Item 7.	Interest in Securities of the Issuer

Item 7 is amended and supplemented as follows:

Exhibit 9	Form of Sales Plan

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5

Bernard D. Berman	Co-President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5

Todd G. Owens	Co-President	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	10,000 Shares <0.1%

Alexander C. Frank	Chief Operating Officer, Chief Financial Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,223 Shares <0.1%

Ivelin M. Dimitrov	Chief Investment Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	28,260 Shares <0.1%

James F. Velgot	Chief Marketing Officer and Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	4,603 Shares <0.1%

Michael Arthur	Director	437 South Bristol Ave. Los Angeles, CA 90049	Owner	Michael Arthur & Associates, a consulting firm	None

Nathaniel August	Director	645 Madison Avenue 14th Floor New York, NY 10022	President and Portfolio Manager	Mangrove Partners, an investment manager	1,328,010 Shares 0.9%[2]

Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None

Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

(2) The Shares are held by The Mangrove Partners Master Fund, Ltd. (the “Master Fund”). Mr. August may be deemed to beneficially own these Shares by virtue of his relationship with the Master Fund. Mr. August, the Master Fund and their affiliates are not part of a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH, and has no obligation to act as a group with either (i) Mr. Tannenbaum or (ii) FSAM and FSH. Mr. August and the Master Fund act independently with respect to securities of the Issuer.

Schedule B

All transactions were sales of Shares effected in the open market.

Name	Date of Transaction	Amount of Securities	Price per Share
Mr. Tannenbaum	December 8, 2016	100,000	$5.56	(1)

Mr. Tannenbaum	December 9, 2016	50,000	$5.57	(2)

Mr. Tannenbaum	December 12, 2016	34,201	$5.61	(3)

Mr. Tannenbaum	December 13, 2016	46,583	$5.56	(4)

(1) The sales were executed in multiple transactions ranging from $5.525 to $5.61. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The sales were executed in multiple transactions ranging from $5.535 to $5.65. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The sales were executed in multiple transactions ranging from $5.60 to $5.64. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

(4) The sales were executed in multiple transactions ranging from $5.55 to $5.60. The price above reflects the weighted average price per share. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2016

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

/s/ Bernard D. Berman
BERNARD D. BERMAN